1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2010
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 24, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) ANNOUNCEMENT OF 2010 INTERIM RESULTS

The Board of Directors (the "Board") of Aluminum Corporation of China Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2010. This announcement, containing the full text of the 2010 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcements of interim results. This interim results announcement is available for viewing on the websites of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk and of the Company at www.chalco.com.cn.

CORPORATE INFORMATION

1.	Registered name	:
	Abbreviation of Chinese name	:
	Name in English	:	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English name	:	CHALCO

2.	First registration date	:	10 September 2001
	Registered address	:	No. 62 North Xizhimen Street, Haidian District,
Beijing, the PRC (Postal Code: 100082)
	Place of business	:	No. 62 North Xizhimen Street,
Haidian District, Beijing, the PRC
(Postal Code: 100082)
	Principal place of business	:	Unit 3103, 31/F, Office Tower, Convention Plaza,
	in Hong Kong		1 Harbour Road, Wanchai, Hong Kong
	Internet website	:	http://www.chalco.com.cn
	E-mail	:	IR_FAQ@chalco.com.cn

3.	Legal representative	:	Xiong Weiping
	Company (Board) Secretary	:	Liu Qiang
	Telephone	:	(8610) 8229 8103
	Fax	:	(8610) 8229 8158/8229 8090
	E-mail	:	IR_FAQ@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street, Haidian District,
Beijing, the PRC (Postal Code: 100082)
	Representative of the Company's	:	Shen Hui
securities affairs
	Telephone	:	(8610) 8229 8560
	Fax	:	(8610) 8229 8158
	E-mail	:	IR_FAQ@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street, Haidian District,
Beijing, the PRC (Postal Code: 100082)
	Department for corporate	:	Secretarial Office to the Board
information and inquiry
	Telephone for corporate	:	(8610) 8229 8560/8229 8456/8229 8157
information and inquiry

4.	Share registrar and transfer office
	H shares	:	Hong Kong Registrars Limited
17M Floor, Hopewell Centre,
183 Queen's Road East, Wanchai, Hong Kong

	A shares	:	China Securities Depository and
Clearing Corporation Limited,
Shanghai Branch
3/F, China Insurance Building,
No. 166, Lujiazui Road (East),
Shanghai, the PRC

	American Depositary Receipt	:	The Bank of New York Corporate Trust Office
101 Barclay Street, New York,
NY 10286 USA

5.	Places of listing	:	The Stock Exchange of Hong Kong Limited ("HKSE")
New York Stock Exchange, Inc ("NYSE")
Shanghai Stock Exchange ("SSE")

	Stock name	:	CHALCO
	Stock code	:	2600 (HK)
ACH (US)
601600 (China)

6.	Principal bankers	:	Industrial and Commercial Bank of China
China Construction Bank

7.	Independent auditors	:	PricewaterhouseCoopers
Certified Public Accountants
22/F, Prince's Building,
Central, Hong Kong
PricewaterhouseCoopers Zhong Tian
CPAs Company Limited
11/F, PricewaterhouseCoopers Center,
202 Hu Bin Road,
Shanghai, the PRC (Postal Code: 200021)

8.	Legal advisers	:	as to Hong Kong law:
Baker & McKenzie
23/F, One Pacific Place,
88 Queensway,
Hong Kong

as to United States law:
Baker & McKenzie
23/F, One Pacific Place,
88 Queensway,
Hong Kong

as to PRC law:
Jincheng Tongda & Neal
11/F, Huaxia Bank Tower
No. 22 Jianguomennei Avenue,
Dong Cheng District, Beijing, the PRC

The Board of Directors (the "Board") of Aluminum Corporation of China Limited (the "Company") announces the unaudited interim results of operations of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2010. On behalf of the Board and all of its staff, the Board would like to express its gratitude to our shareholders for their attention and support to the Company.

BUSINESS REVIEW

At the beginning of 2010, the global economy saw a significant recovery and gradual stabilization. However, after April, due to the combined effect of the macro control on the PRC economy and the debt crisis in Greece and other European countries, aluminum price plummeted on the growing anxieties about the future economic growth. In face of the complicated market environment, the Group implemented an in-depth structural overhaul on all fronts and pressed ahead with management reform and innovation in all respects including enhancing its internal management, tapping its potentials, improving efficiency, lowering purchase cost and boosting sales as well as optimizing its investment structure and by focusing on investment in structural overhaul projects. Hence, the Group achieved a turnaround into profit.

1.

Steady growth in production volume of major products. As the global economy regained momentum, demand for alumina and aluminum increased and the production capacity utilization rate of the Group remained high. As at the end of June 2010, the production capacity utilization rates of alumina and aluminum of the Group were 92.8% and 94.5%, respectively. Adhering to its market-oriented philosophy, the Group initiated measures including optimization of production organization and operation plan, thus ensuring a smooth production operation. In the first half of 2010, the Group produced 4.93 million tonnes of alumina, representing an increase of 54.1% over the corresponding period last year. The production volume of chemical alumina was 620,000 tonnes, representing an increase of 26.5% over the corresponding period last year. The production volume of primary aluminum amounted to 1.93 million tonnes, representing an increase of 20.0% over the corresponding period last year. The production volume of aluminum fabrication products was 270,000 tonnes, representing an increase of 43.2% over the corresponding period last year.

2.

The Group strengthened its cost management and remains committed to lowering costs and boosting efficiency in the entire production process. By fully tapping potentials, it endeavoured to reduce materials and energy consumption and continually optimize its technical and economical indicators. Through improved budget management and more in-depth analysis on economic activities, a stable cash flow was ensured. Through optimization of inventories, purchase cost was lowered and fund appropriation was reduced. Through implementation of categorized cash management and strengthening of capital operation, finance costs were minimized.

3.

The Group accelerated the implementation of structural overhaul projects and pressed ahead with the construction of technology refinement projects and resources projects with faster efficiency, reduced cost and small investment scale. The Group also optimized its investment and management workflow in order to reduce investment cost and increase investment efficiency and return. Capital expenditure of the Group in the first half of 2010 amounted to RMB3,944 million, representing a decrease of 13.7% over the corresponding period last year.

4.

The Group promoted its product sales and improved its production and sales ratio by closely tracking and analyzing market dynamics. In the first half of 2010, the production and sales ratio of alumina, primary aluminum and aluminum fabrication products were 99.8%, 98.2% and 95.5%, respectively. On the supply front, the Company strived to reduce its purchase costs and ease up its capital while maintaining a reasonable amount of inventories.

5.

The Group doubled its efforts in resource acquisition. Apart from strengthening bauxite procurement, it also sought to increase the pace of construction of its self-owned mines so as to increase their production capacities. By increasing the proportion of supply from self-owned mines, resource protection was reinforced and ore supply was secured. In the first half of 2010, production volume of self-mining ores increased by approximately 19.7% as compared to the corresponding period last year.

6.

The Group expedited promotion and application of mature technology and development of operative technology, which gave it the technological edge to implement a cost-oriented strategy and provided the technological support for enhanced competitiveness. In the production of alumina, the Group fostered the application of technologies such as the use of residual heat from baking to heat up water for production purposes, thus enabling effective use of residual heat and reduced energy consumption. On the other hand, technologies under development such as the series process of alumina production technology for processing of low grade bauxite and ore dressing and alumina refining technology with high efficiency and low consumption will expand the scope of application of bauxite ores with better production methods to reduce cost. As for aluminum, the promotion of technologies such as new structural pots and low voltage and low effect energy saving technologies has reduced electricity consumption. As for aluminum fabrication, important progress was made on the development of new products such as super-thin and wide 3104 hot rolls and high surface quality alloy aluminum foil, leading to partial commercialization of such products.

7.

The Group stepped up its efforts in environmental protection, energy saving and emission reduction and transformed itself into a resource-efficient enterprise. Advanced energy saving and emission reduction technologies were actively promoted with a focus on streamlining the production workflow and improving the product structure. In the first half of 2010, the Group saved energy equivalent to approximately 360,000 tonnes of standard coal, reduced 59% of COD emission as compared with the corresponding period last year and reduced 67% of industrial waste water emission as compared with the corresponding period last year.

8.

The Group has been actively seeking cooperations and negotiations in direct purchase of electricity. As at 30 June 2010, two out of nine pilot enterprises have implemented the policy. Direct purchase of electricity for the remaining enterprises is underway.

9.

The Group continues to promote exploration of overseas resources. On 9 February 2010, the Company entered into a framework agreement with GIIG Holdings Sdn Bhd, a company based in Malaysia, for the joint construction of an aluminum plant project with a capacity of 330,000 tonnes. Other energy exploration projects are progressing smoothly. The Aurukun Project with the Queensland State Government of Australia, had been hindered by various unfavourable factors which affected its implementation in accordance with the Development Agreement. To resolve the issue, both the Company and the Queensland State Government of Australia entered into active negotiations and both parties agreed that the Development Agreement would be and was automatically terminated after its expiration date (i.e. 30 June 2010). Currently, the parties have started new negotiations aiming to form a new development agreement on the project.

MARKET REVIEW

ALUMINA

Since the beginning of the year, alumina price fluctuated downward as affected by the aluminum market. In the first quarter, FOB price for spot alumina in the international market peaked at US$350 per tonne while the price of domestic spot alumina hit a record high of RMB2,925 per tonne. By the end of June, FOB price for spot alumina in the international market was approximately US$320 per tonne. The spot price of domestic alumina was approximately RMB2,560 per tonne.

Since the beginning of the year, global alumina operating capacity has been increasing. By the end of June, the production capacity utilization rate of global alumina was approximately 86.7% while the utilization rate in China was approximately 90.7%. In the first half of the year, the global output and consumption of alumina amounted to 40.24 million tonnes and 40.68 million tonnes respectively, representing an increase of 13.3% and 18.8% over the corresponding period last year. China's production volume of alumina was approximately 14.69 million tonnes, representing an increase of 38.3% over the corresponding period last year; alumina imported to the PRC was approximately 2.35 million tonnes, representing a decrease of 12.3% over the corresponding period last year; demand for alumina reached approximately 16.16 million tonnes, representing an increase of 41.6% over the corresponding period last year.

PRIMARY ALUMINUM

In the first half of the year, the expected growth in aluminum consumption arising from the economic recovery was affected by the macro control policies in the PRC and the debt crisis in Europe, resulting in the dangling low aluminum price. At the beginning of the year, as a result of the early tightening of cash flow of financial institutions in the PRC, aluminum price dived. Benefited from a growing expectation of global economic recovery and strong demand in the PRC, aluminum price rebounded swiftly and reached the half-year-high in April, hitting the high of the three-month aluminum futures price on London Metal Exchange (LME) at US$2,494 per tonne. The three-month aluminum futures price on Shanghai Futures Exchange (SHFE) hit as high as RMB18,685 per tonne. In mid-April, as affected by the macro control policies on the PRC real estate industry and the debt crisis in Europe, aluminum price plummeted. In May, the three-month aluminum futures price on LME tumbled to the half-year-low of US$1,830 per tonne and the three-month aluminum futures price on the SHFE spiraled down to RMB13,800 per tonne. Since mid-June, as the adverse effects of the European debt crisis gradually weakened, the market saw a mild recovery. In the first half of the year, the average price of three-month aluminum futures on LME was US$2,159 per tonne, representing an increase of 48.1% over the corresponding period last year; the average price of three-month aluminum futures on SHFE was RMB16,458 per tonne, representing an increase of 34.9% over the corresponding period last year.

Since the beginning of the year, the global operation capacity of aluminum smelters had increased. As at the end of June 2010, the production capacity utilization rate of global aluminum smelters was approximately 80.9% while the production capacity utilization rate in China was approximately 88.2%. During the same period, primary aluminum consumption both in China and the world had seen growth. In the first half of the year, the global output of primary aluminum was approximately 20.93 million tonnes, representing an increase of 18.7% over the corresponding period last year; the global consumption of primary aluminum was approximately 19.85 million tonnes, representing an increase of 21.7% over the corresponding period last year. China's output of primary aluminum was 8.19 million tonnes, representing an increase of 44.4% over the corresponding period last year; its consumption of primary aluminum was approximately 8.24 million tonnes, representing an increase of 36.9% over the corresponding period last year.

ALUMINUM FABRICATION

Since the beginning of the year, the use of lightweight materials for production of automobiles, railway passenger cars as well as the improvement in people's living standard has led to a growth in the consumption of aluminum products in electronics, electrical appliances and packaging industries and resulted in a significant growth in the domestic consumption of aluminum products. Even for the construction and real estate industries, which are under macro control, the consumption demand for aluminum did not see a significant decline.

Orders of aluminum during the first half of 2010 rebounded gradually, however, due to the continual expansion in domestic production capacity of aluminum fabrication and the intensified competition, processing charges of aluminum products decreased gradually. In the first half of 2010, average processing charges of aluminum products saw a year-on-year decrease of 4.6%. In the first half of 2010, the domestic output and apparent consumption of aluminum fabrication products amounted to approximately 9.20 million tonnes and approximately 8.47 million tonnes, respectively, representing an increase of 25.0% and 19.6% over the corresponding period last year, respectively. The global economic recovery also stimulated aluminum exports, of which exports of domestic aluminum fabrication products posted an increase of approximately 91.1% over the corresponding period last year.

OUTLOOK AND PROSPECTS

In the second half of 2010, the European debt crisis, the policy shift in the PRC real estate industry and the US dollars rally had raised concerns on the global economic recovery, which led to a lackluster demand. Added to the surplus aluminum production capacity, aluminum price will remain volatile. The Group is to press further ahead with the in-depth structural overhaul on all fronts, focus on cost control, adhere to its cost-oriented strategy, lower cost and improve efficiency. Efforts will be put on the following aspects:

1.

To maintain the stability and efficiency in production and operation. The Group will strengthen its management on the production arrangement based on the principle of efficiency maximization. It will refine its baseline management, further implement lean management, improve operation indicators, mobilize inventories, explore its potential and boost efficiency, implement stringent energy saving and strengthen integrated utilization.

2.

To actively engage in restructuring. The Group will focus on the acquisition of bauxite and energy resources with a view to accelerating the transformation of its resources, energy and technology achievements into highly beneficial project development. Production facilities deployment will concentrate in areas with abundant resources and energy as well as to speed up its overseas resources projects. The Group will tap into its technological edges to continuously increase the quality, technology composition, added value and market competitiveness of its products while realising energy-saving, safe, clean and low emission production.

3.

To actively promote comprehensive budget controls and centralized capital management. The Group will strengthen the financial control, maintain secured and sufficient cash reserve and further optimize the debt structure so as to lower its capital cost.

4.

To further press ahead the resource strategy. The Group will step up resources acquisition and mine construction and improve the security and reliability of its ore supply. The Group will optimize resources allocation, continually upgrade utilization efficiency of its own mine resources and improve the structure of its ore supply.

5.

To enhance forward-looking market research and appropriately stock up raw fuels reserve when opportunities arise. The Group will actively optimize the structure of raw materials and product inventory, lower purchase cost and storage cost. It will also adjust and optimize purchase structure and increase bulk purchase of applicable raw materials and fuels at low prices.

6.	To strengthen market research, further utilize the advantage of centralized management of sales and innovate marketing modes to expand market shares and enhance marketing effectiveness.

7.

To continuously expedite the use of technological strategies and focus on research and development of scientific projects that support restructuring. The Group will focus on cost cutting and efficiency enhancement, energy saving and emission reduction to expedite industrialization of developed technologies. Advanced technology will be actively adopted to upgrade product quality, lower resources and energy consumption for the sustainable development of the Company.

8.

To give priority to restructuring projects with short cycles, small scale investment and quick achievements, further improve the investment management procedures, minimize project construction fees, strengthen responsibility monitoring mechanism and implement stringent control on investment costs for projects.

9.	To proactively press ahead with the cooperations and negotiations on direct purchase of electricity and its implementation.

RESULTS

Revenue of the Group for the six months ended 30 June 2010 amounted to RMB59,778 million, representing an increase of 114% over the same period last year. The profit attributable to equity holders of the Company amounted to RMB531 million. Profit per share attributable to the equity holders of the Company was RMB0.04.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 30 June 2010.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
For The Six Months Ended 30 June 2010

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of 30 June 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

		30 June	31 December
	Note	2010	2009

ASSETS

Non-current assets
Intangible assets	4	3,058,095	3,049,475
Property, plant and equipment	4	89,269,927	89,661,081
Land use rights and leasehold land		2,065,964	1,943,547
Investments in jointly controlled entities		917,326	685,459
Investments in associates		947,882	197,070
Available-for-sale financial assets		54,878	56,313
Deferred income tax assets		1,655,840	1,647,240
Other non-current assets		317,309	401,127

		98,287,221	97,641,312

Current assets
Inventories		21,245,728	20,423,227
Trade and notes receivable	5	3,958,528	3,203,082
Other current assets		6,467,829	4,848,744
Assets classified as held for disposal	6	799,794	-
Financial assets at fair value through
profit or loss		55,704	64
Restricted deposits		395,927	365,409
Time deposits		86,412	91,941
Cash and cash equivalents		10,746,938	7,401,410

		43,756,860	36,333,877

Total assets		142,044,081	133,975,189

EQUITY

Equity attributable to
equity holders of the Company
Share capital		13,524,488	13,524,488
Reserves		37,384,791	36,876,250

		50,909,279	50,400,738
Non-controlling interests		5,552,364	5,180,419

Total equity		56,461,643	55,581,157

LIABILITIES

Non-current liabilities
Borrowings	7	27,600,671	37,804,482
Deferred income tax liabilities		8,217	34,535
Other non-current liabilities		534,669	525,154

		28,143,557	38,364,171

Current liabilities
Financial liabilities at fair value
through profit or loss		10,892	47,855
Other payables and accrued expenses		7,151,451	7,927,988
Borrowings	7	42,161,496	25,819,757
Trade and notes payable	8	8,065,814	6,172,443
Current income tax liabilities		49,228	61,818

		57,438,881	40,029,861

Total liabilities		85,582,438	78,394,032

Total equity and liabilities		142,044,081	133,975,189

Net current liabilities		(13,682,021)	(3,695,984)

Total assets less current liabilities		84,605,200	93,945,328

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

For the six months ended 30 June
		2010	2009
	Note		(Note 18)

Revenue	3	59,778,469	27,984,860
Cost of sales		(56,011,650)	(29,987,649)

Gross profit/(loss)		3,766,819	(2,002,789)

Selling and distribution expenses	9	(788,082)	(554,558)
General and administrative expenses	10	(1,340,874)	(1,173,466)
Research and development expenses		(79,080)	(54,318)
Other income, net	11	67,293	93,917
Other gains, net	11	330,620	347,462

Operating profit/(loss)		1,956,696	(3,343,752)

Finance income	12	42,337	63,200
Finance costs	12	(1,321,182)	(1,095,363)
Shares of profits/(losses) of jointly
controlled entities		160,542	(100,340)
Shares of profits of associates		109,476	29,113

Profit/(loss) before income tax		947,869	(4,447,142)

Income tax (expense)/benefit	13	(148,897)	672,311

Profit/(loss) for the period		798,972	(3,774,831)

Other comprehensive (loss)/income,
net of tax:
Reclassification of cumulated fair value changes
on available-for-sale financial
assets upon disposal		(1,155)	-
Fair value changes on
available-for-sale financial assets		-	2,872
Currency translation differences		(44,584)	66,909

Total other comprehensive (loss)/income
for the period, net of tax		(45,739)	69,781

Total comprehensive income/(loss)
for the period		753,233	(3,705,050)

Profit/(loss) for the period attributable to:
Equity holders of the Company		530,595	(3,521,882)
Non-controlling interests		268,377	(252,949)

		798,972	(3,774,831)

Total comprehensive income/(loss) for
the period attributable to:
Equity holders of the Company		485,297	(3,453,213)
Non-controlling interests		267,936	(251,837)

		753,233	(3,705,050)

Basic and diluted earnings/(loss) per share for
profit/(loss) attributable to the equity
holders of the Company
(expressed in RMB per share)	14	RMB0.04	(RMB0.26)

The accompanying notes are an integral part of this financial information.

For the six months ended 30 June
	Note	2010	2009

Dividends	15	-	-

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the six months ended 30 June 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

Non-
	controlling	Total
Attributable to equity holders of the Company	interests	equity

Capital reserves

			Other	Statutory		Currency	Investment
	Share	Share	capital	surplus	Special	translation	revaluation	Retained
	capital	premium	reserves	reserve	reserve	differences	reserve	earnings	Total

Balances as of
1 January 2009 (Note 18)	13,524,488	12,929,215	428,833	5,799,232	34,227	(170,353)	1,556	22,435,892	54,983,090	5,198,340	60,181,430

Comprehensive (loss)/income
Loss for the six months ended
30 June 2009	-	-	-	-	-	-	-	(3,521,882)	(3,521,882)	(252,949)	(3,774,831)

Other comprehensive
income/(loss):
Fair value changes on
available-for-sale financial
assets - gross	-	-	-	-	-	-	2,070	-	2,070	1,308	3,378
Fair value changes on
available-for-sale financial
assets - tax effect	-	-	-	-	-	-	(310)	-	(310)	(196)	(506)
Currency translation
differences	-	-	-	-	-	66,909	-	-	66,909	-	66,909

Total other comprehensive
income	-	-	-	-	-	66,909	1,760	-	68,669	1,112	69,781

Total comprehensive
income/(loss)	-	-	-	-	-	66,909	1,760	(3,521,882)	(3,453,213)	(251,837)	(3,705,050)

Transactions with owners:
Increase in special reserve	-	-	-	-	15,612	-	-	-	15,612	-	15,612
Share of special reserve
of an associate	-	-	-	-	12,487	-	-	-	12,487	-	12,487
Dividend paid to
non-controlling interests	-	-	-	-	-	-	-	-	-	(48,193)	(48,193)

Total transactions
with owners	-	-	-	-	28,099	-	-	-	28,099	(48,193)	(20,094)

Balance as of 30 June 2009	13,524,488	12,929,215	428,833	5,799,232	62,326	(103,444)	3,316	18,914,010	51,557,976	4,898,310	56,456,286

Balances as of
1 January 2010	13,524,488	12,848,885	432,600	5,799,232	56,747	(54,926)	714	17,792,998	50,400,738	5,180,419	55,581,157

Comprehensive income/(loss)
Profit for the six months
ended 30 June 2010	-	-	-	-	-	-	-	530,595	530,595	268,377	798,972

Other comprehensive
(loss)/income:
Reclassification of cumulated
fair value changes on
available-for-sale financial
assets upon disposal - gross	-	-	-	-	-	-	(842)	-	(842)	(519)	(1,361)
Reclassification of cumulated
fair value changes on
available-for-sale financial
assets upon disposal - tax effect	-	-	-	-	-	-	128	-	128	78	206
Currency translation
differences	-	-	-	-	-	(44,584)	-	-	(44,584)	-	(44,584)

Total other comprehensive loss	-	-	-	-	-	(44,584)	(714)	-	(45,298)	(441)	(45,739)

Total comprehensive
(loss)/income	-	-	-	-	-	(44,584)	(714)	530,595	485,297	267,936	753,233

Transactions with owners:
Release of government
grants payable	-	-	6,339	-	-	-	-	-	6,339	1,443	7,782
Acquisition of non-controlling
interests and capital
injection from non-
controlling shareholders
of subsidiaries	-	290	-	-	-	-	-	-	290	183,410	183,700
Increase in special reserve	-	-	-	-	17,379	-	-	-	17,379	-	17,379
Share of special reserve of
an associate	-	-	-	-	(764)	-	-	-	(764)	(1,833)	(2,597)
Dividend paid to
non-controlling interests	-	-	-	-	-	-	-	-	-	(79,011)	(79,011)

Total transactions
with owners	-	290	6,339	-	16,615	-	-	-	23,244	104,009	127,253

Balance as of 30 June 2010	13,524,488	12,849,175	438,939	5,799,232	73,362	(99,510)	-	18,323,593	50,909,279	5,552,364	56,461,643

The accompanying notes are an integral part of this financial information.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended 30 June 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

For the six months ended 30 June
		2010	2009
	Note		(Note 18)

Net cash generated from operating activities		3,568,102	798,882

Cash flows used in investing activities

Purchases of intangible assets	4	(4,202)	(80,961)
Purchases of property, plant and equipment	4	(4,068,135)	(4,727,339)
Proceeds from disposal of property,
plant and equipment	4	73,881	5,877
Investment in a jointly controlled entity		(71,325)	(17,001)
Investment in an associate		(572,409)	-
Payment of consideration in relation to
acquisitions of subsidiaries in previous years		(4,965)	(69,356)
Dividend received		-	1,843
Interest received		3,196	3,179
Proceeds from settlement of
futures contracts, net		147,635	131,913
Deposit for investment projects		(584,166)	-
Refund of deposit for an investment project		250,000	-
Others		59,197	11,449

Net cash used in investing activities		(4,771,293)	(4,740,396)

Cash flows generated from
financing activities

Proceeds from issuance of bonds		10,268,800	-
Payment of shares and bonds issuance
expenses installment		-	(47,000)
Repayments of short-term bonds		-	(2,000,000)
Drawdown of short-term and long-term loans		16,801,969	18,102,559
Repayments of short-term and long-term loans		(20,954,637)	(12,850,767)
Repayments of shareholder's loans		(15,000)	(456,270)
Capital injection from non-controlling interests		183,700	-
Dividends paid by subsidiaries to
non-controlling interests		(89,803)	(43,816)
Dividends paid to the equity holders
of the Company		-	(8,825)
Interest paid		(1,615,900)	(1,661,059)

Net cash generated from financing activities		4,579,129	1,034,822

Net increase/(decrease) in
cash and cash equivalents		3,375,938	(2,906,692)

Cash and cash equivalents at beginning
of the period		7,401,410	15,983,923
Exchange (losses)/gains on cash
and cash equivalents		(30,410)	14,137

Cash and cash equivalents
at end of the period		10,746,938	13,091,368

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
For the six months ended 30 June 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION

Aluminum Corporation of China Limited (the "Company") and its subsidiaries (together, the "Group") are principally engaged in the manufacture and distribution of alumina, primary aluminum and aluminum fabrication products. The Group is also engaged in trading of aluminum products.

The Company is a joint stock company which was incorporated on 10 September 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company had its dual listing on The Stock Exchange of Hong Kong Limited and New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

This condensed consolidated interim financial information is presented in Chinese Renminbi ("RMB") unless otherwise stated. It has been approved for issue by the Company's Board of Directors on 23 August 2010.

This condensed consolidated interim financial information has not been audited.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

This unaudited condensed consolidated financial information for the six months ended 30 June 2010 has been prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting".

The accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2009, as described in those annual financial statements. The unaudited condensed consolidated interim financial information should be read in conjunction with the financial statements for the year ended 31 December 2009, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standard Board ("IASB").

As of 30 June 2010, the current liabilities of the Group exceeded its current assets by approximately RMB13,682 million (31 December 2009: RMB3,696 million). The Board of Directors of the Company has comprehensively considered the Group's available sources of funds as follows:

*	The Group's expected net cash inflow from operating activities in 2010;

*	Unutilized banking facilities of approximately RMB46,611 million as of 30 June 2010, of which RMB37,023 million are subjected to renewal within the next 12 months; and

*	Other available sources of financing from banks and other financial institutions given the Group's credit history.

The management of the Company are confident that the Group can renew the banking facilities when they become due for renewal. Therefore, the Board of Directors of the Company is of the opinion that the Group has sufficient available financial reserves to meet its working capital requirements and obligations as and when they fall due within 12 months from the date this financial information was approved. Accordingly, the condensed consolidated interim financial information of the Group for the six months ended 30 June 2010 has been prepared on a going concern basis.

(b)	Significant accounting policies

(i)	The following new standards and amendments to standards are mandatory and relevant to the Group and adopted by the Group for the first time for the financial year beginning 1 January 2010:

*

IFRS 3 (revised), 'Business combinations', and consequential amendments to IAS 27, 'Consolidated and separate financial statements', IAS 28, 'Investments in associates', and IAS 31, 'Interests in joint ventures', are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. The Group applies this standard prospectively to all business combinations from 1 January 2010 onwards.

The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interests in the acquiree either at fair value or at the non-controlling interests' proportionate share of the acquiree's net assets. All acquisition-related costs are expensed.

As the Group has adopted IFRS 3 (revised), it is required to adopt IAS 27 (revised), 'consolidated and separate financial statements', at the same time. IAS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in the statement of comprehensive income.

*

IFRS 5 (Amendment), 'Non-current assets held for sale and discontinued operations' - effective 1 July 2009. The amendment clarifies that all of a subsidiary's assets and liabilities are classified as held for sale if a partial disposal plan results in loss of control, and relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. The Group applies this amendment from 1 January 2010, and the adoption did not result a significant impact to the Group's financial statements.

*

IFRS 5 (Amendment), 'Measurement of non-current assets (or disposal groups) classified as held-for-sale' - effective 1 January 2010. The amendment is part of the IASB's annual improvements project published in April 2009. The amendment provides clarification that IFRS 5 specifies the disclosure required in respect of non-current assets (or disposal groups) classified as held-for-sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Group applies this amendment from 1 January 2010, and the adoption did not result a significant impact to the Group's financial statements.

*

IAS 1 (amendment), 'Presentation of financial statements'. The amendment is part of the IASB's annual improvements project published in April 2009. The amendment provides clarification that the potential settlement of a liability by the issuance of equity is not relevant to its classification as current or non-current. By amending the definition of a current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The Group applies IAS 1 (amendment) from 1 January 2010. The Group's existing policy complies with this amendment.

*

IAS 17 (Amendment), 'Classification of leases of land and buildings' - effective 1 January 2010. The amendment is part of the IASB's annual improvements project published in April 2009. The amendment clarifies the deletion of specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating using the general principles of IAS 17. Based on assessments, land use rights located in the PRC are classified as operating leases while leasehold lands located in Hong Kong are classified as finance leases. All of the land use rights are amortized or depreciated over time using straight-line method. Except for the inclusion of certain additional disclosure in relation to leasehold lands located in Hong Kong, the adoption of this amendment did not result a significant impact to the Group's financial statements.

*

IAS 36 (Amendment), 'Unit of accounting for goodwill impairment test' - effective 1 January 2010. The amendment is part of the IASB's annual improvements project published in April 2009. The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment as defined by paragraph 5 of IFRS 8, 'Operating segments' ( that is,before the aggregation of segments with similar economic characteristics permitted by paragraph 12 of IFRS 8). When the amendment becomes effective, entities use aggregated operating segments to determine their cash-generating units should disaggregate. As this amendment is effective prospectively, any resulting impairment should be recognized in statement of comprehensive income in the year the amendment is adopted. The Group applies this amendment from 1 January 2010. The Group's existing policy complies with this amendment.

*

IAS 38 (Amendment), 'Intangible Assets' - effective 1 January 2010. The amendment is part of the IASB's annual improvements project published in April 2009 and the Group will apply IAS 38 (Amendment) from the date IFRS 3 (Revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The Group applies this amendment prospectively to all business combinations from 1 January 2010 onwards.

(ii)

The following new standards, new interpretations and amendments to standards and interpretations have been issued that are relevant to the Group's operation but are not effective for the financial year beginning 1 January 2010 and have not been early adopted:

Effective for financial
periods beginning
on or after

IFRS 9	"Financial instruments"	1 January 2013
IFRIC-Int 19	"Extinguishing financial liabilities	1 July 2010
with equity instruments"
Third improvements		In the financial year of 2011
to IFRS (2010)

*

IFRS 9, 'Financial instruments' addresses the classification and measurement of financial assets and is likely to affect the Group's accounting for its financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption.

*

IFRIC-Int 19, 'Extinguishing financial liabilities with equity instruments' clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity's shares or other equity instruments to settle the financial liability fully or partially. The interpretation is effective for annual periods beginning on or after 1 July 2010. Earlier application is permitted.

*	Third improvements to International Financial Reporting Standards (2010) were issued in May 2010 by IASB. All improvements are effective in the financial year of 2011.

The Group has already commenced an assessment of the related impact of the above revised standards, amendments and interpretations to the Group's financial statements. The Group is not yet in a position to state whether any substantial changes to the Group's accounting policies and presentation of its financial statements will result.

3.	REVENUE AND SEGMENT INFORMATION

(a)	Revenue

Revenue recognized during the period is as follows:

For the six months ended 30 June
	2010	2009

Sales of goods	58,690,417	27,177,172
Other revenue	1,088,052	807,688

	59,778,469	27,984,860

Sales of goods recognized during the period are net of applicable valued-added tax. Other revenue primarily includes revenue from sales of scrap and other materials, supply of electricity, gas, heat and water and provision of machinery processing and other services.

(b)	Segment information

The chief operating decision-maker of the Company has been identified as the Company's Executive Committee. The Executive Committee is responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance. Management has determined the operating segments on the basis of these reports. The Executive Committee considers the business from a product perspective comprising alumina, primary aluminum and aluminum fabrication. The corporate and other services cover other operating activities of the Group including research and development and trading business of other metal products.

The Executive Committee assesses the performance of operating segments based on profit or loss before income tax in related periods excluding financial income and costs, share of profits of jointly controlled entitles and shares of profits of associates. Unless otherwise stated below, the manner of assessment used by the Executive Committee is consistent with that applied in this consolidated financial information.

Segment assets mainly exclude investments in jointly controlled entitles, investments in associates, prepaid current income tax and deferred income tax assets. Segment liabilities mainly exclude the borrowings, current income tax liabilities and deferred income tax liabilities.

All sales among the operating segments were conducted at terms mutually agreed among group companies, and have been eliminated at the consolidated level.

For the six months ended 30 June 2010

				Corporate
		Primary	Aluminum	and other	Inter-segment
	Alumina	aluminum	fabrication	operation	elimination	Total

Total revenue	15,256,607	37,048,155	5,283,526	9,708,809	(7,518,628)	59,778,469
Inter-segment revenue	(6,385,897)	(1,132,731)	-	-	7,518,628	-

Revenue from
external customers	8,870,710	35,915,424	5,283,526	9,708,809	-	59,778,469

Segment profit/(loss)	1,034,706	1,268,557	(141,886)	(223,402)	18,721	1,956,696
Unallocated:
Finance income						42,337
Finance costs						(1,321,182)
Shares of profits
of jointly controlled
entities						160,542
Shares of profits
of associates						109,476

Profit before
income tax						947,869
Income tax expense						(148,897)

Profit for the period						798,972

Other items:
Amortization of
land use rights and
leasehold land	14,341	10,153	3,789	1,434	-	29,717
Depreciation and
amortization	1,453,461	1,691,080	192,781	54,674	-	3,391,996
Loss/(gain) on disposal
of property, plant
and equipment	5,897	(1,752)	46	-	-	4,191
Provision for
impairment
of inventories	20,727	176,219	61,371	39,170	-	297,487
Provision for/(reversal
of) impairment of
receivables, net of
bad debts recovered	317	872	(4)	4,800	-	5,985

For the six months ended 30 June 2009

				Corporate
		Primary	Aluminum	and other	Inter-segment
	Alumina	aluminum	fabrication	operation	elimination	Total

Total revenue	9,658,660	19,946,561	3,647,205	1,344,079	(6,611,645)	27,984,860
Inter-segment revenue	(5,475,188)	(1,136,457)	-	-	6,611,645	-

Revenue from
external customers	4,183,472	18,810,104	3,647,205	1,344,079	-	27,984,860

Segment (loss)/profit	(2,038,078)	(713,852)	(411,848)	(288,444)	108,470	(3,343,752)
Unallocated:
Finance income						63,200
Finance costs						(1,095,363)
Shares of losses
of jointly controlled
entities						(100,340)
Shares of profits
of associates						29,113

Loss before
income tax						(4,447,142)
Income tax benefit						672,311

Loss for the period						(3,774,831)

Other items:
Amortization of
land use rights and
leasehold land	7,895	10,515	3,463	1,366	-	23,239
Depreciation and
amortization	1,391,444	1,396,191	197,952	85,085	-	3,070,672
(Gain)/loss on disposal
of property, plant
and equipment	(3,988)	6,268	-	-	-	2,280
(Reversal of)/provision
for impairment of
receivables, net of
bad debts recovered	(3,718)	(19)	511	-	-	(3,226)

As of 30 June 2010

				Corporate
		Primary	Aluminum	and other	Inter-segment
	Alumina	aluminum	fabrication	operation	elimination	Total

Segment assets	55,533,168	63,612,503	14,731,942	9,265,299	(4,926,488)	138,216,424
Unallocated:
Investments in jointly
controlled entities						917,326
Investments
in associates						947,882
Deferred income
tax assets						1,655,840
Prepaid income tax						306,609

Total assets						142,044,081

Additions to
non-current assets
during the six
months ended
30 June 2010:
Intangible assets	32,711	5,289	444	7,591	-	46,035
Land use rights and
leasehold land	26,881	110,526	15,840	-	-	153,247
Property, plant
and equipment	2,359,610	839,681	537,722	7,523	-	3,744,536

Segment liabilities	8,980,382	7,248,458	2,261,388	2,103,951	(4,831,353)	15,762,826
Unallocated:
Deferred income
tax liabilities						8,217
Current income
tax liabilities						49,228
Borrowings						69,762,167

Total liabilities						85,582,438

As of 31 December 2009

				Corporate
		Primary	Aluminum	and other	Inter-segment
	Alumina	aluminum	fabrication	operation	elimination	Total

Segment assets	60,117,965	52,817,206	14,210,819	8,716,495	(4,708,572)	131,153,913
Unallocated:
Investments in jointly
controlled entities						685,459
Investments
in associates						197,070
Deferred income
tax assets						1,647,240
Prepaid income tax						291,507

Total assets						133,975,189

Additions to
non-current assets
during the six
months ended
30 June 2009:
Intangible assets	81,515	2,580	41	11,459	-	95,595
Land use rights
and leasehold land	-	254	-	21,624	-	21,878
Property, plant
and equipment	1,931,459	1,500,885	1,007,228	14,491	-	4,454,063

Segment liabilities	10,684,208	5,394,657	2,476,826	712,466	(4,594,717)	14,673,440
Unallocated:
Deferred income
tax liabilities						34,535
Current income
tax liabilities						61,818
Borrowings						63,624,239

Total liabilities						78,394,032

The Company is domiciled in the PRC. Geographical information on operating segments is as follows:

For the six months ended 30 June
	2010	2009

Segment revenue from external customers
- The PRC	59,776,274	27,960,702
- Other countries (Note)	2,195	24,158

	59,778,469	27,984,860

	30 June	31 December
	2010	2009

Non-current assets (excluding financial assets,
investments in jointly controlled entities,
investments in associates and
deferred income tax assets)
- The PRC	94,022,050	94,357,274
- Other countries	689,245	697,956

	94,711,295	95,055,230

For the six months ended 30 June 2010, revenues of approximately RMB15,746 million (2009: RMB6,470 million) are derived from entities directly or indirectly owned or controlled by the PRC government. These revenues are mainly attributable to the alumina and primary aluminum segments. The proportion of segment revenue from any individual customer is not more than 10%.

Note:

During the six month period ended 30 June 2010, the Company adopted the way it reports geographical information for revenue to the location of the operating segment from which revenue is derived instead of the location of the ultimate customers for the presentation of geographic information of segment revenue. Accordingly, 2009 comparative figures have been adjusted to conform with current period disclosure.

4.	INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

Property,
plant and
Intangible assets	equipment

			Computer
		Mining	software
	Goodwill	rights	and others	Total

Net book amount as
of 1 January 2010	2,362,735	578,906	107,834	3,049,475	89,661,081
Additions	-	32,711	13,324	46,035	3,744,536
Disposals	-	-	-	-	(218,349)
Reclassification for
assets classifical as
held for disposal (Note 6)	-	-	-	-	(799,794)

Amortization and
depreciation	-	(22,450)	(10,427)	(32,877)	(3,117,547)
Currency translation
differences	-	(4,538)	-	(4,538)	-

Net book amount
as of 30 June 2010	2,362,735	584,629	110,731	3,058,095	89,269,927

Property,
plant and
Intangible assets	equipment

			Computer
		Mining	software
	Goodwill	rights	and others	Total

Net book amount as
of 1 January 2009	2,362,735	532,480	92,854	2,988,069	85,989,026
Additions	-	80,507	15,088	95,595	4,454,063
Disposals	-	-	-	-	(23,825)
Amortization
and depreciation	-	(21,177)	(9,620)	(30,797)	(2,903,628)
Currency translation
differences	-	10,993	-	10,993	-

Net book amount
as of 30 June 2009	2,362,735	602,803	98,322	3,063,860	87,515,636

On March 23, 2007, the Company entered into a development agreement ("Development Agreement") with the Queensland State Government of Australia for the exploration and development of the Aurukun bauxite resources (the "Aurukun Project"). However, due to adverse changes in the aluminum industry after the financial crisis in 2008, the Aurukun Project had been hindered by various unfavorable factors to the extent that it could not be implemented in accordance with the timetable specified in the Development Agreement. On June 30, 2010, the Development Agreement was automatically terminated after its expiration date (June 30, 2010). Currently, the parties have started new negotiations aiming to form a new development agreement on the project.

In accordance with the requirements under the relevant accounting standards and the Group's relevant accounting policy, management performed an impairment assessment on the capitalized exploration and development expenditures including in construction in progress amounting to RMB549 million (December 31, 2009: RMB549 million) as of June 30, 2010. As its not possible to determine the fair value less costs to sell because there is no basis for making a reliable estimate of the amount obtainable from the sale of the asset in an arm's length transaction between knowledgeable and willing parties, the Group determines the recoverable amount of the Aurukun Project based on value-in-use calculations. These calculations use cash flows projections after considering the following estimates and judgments: management's best estimate and judgment over the Aurukun Project and expectations as to the likelihood of reaching a new agreement and continuing development of the project, consider the results of current feasibility study, future trend of aluminum market and price and United States Dollar against Australian Dollar ("USD:AUD") exchange rate, and capital expenditures control strategy (including increase of improvement of infrastructure supports from the governments) and a pre-tax discount rate of approximately 13% which was determined based on the Group's pre-tax discount rate of 10.5% used for similar assessment for other long-lived non-financial assets. According to the above, management concluded that no impairment is considered necessary as of June 30, 2010 as the estimated recoverable amount of the Aurukun Project exceeds the carrying value of the capitalized exploration and development expenditures.

The estimates and judgment used in the aforementioned assessment represent management's best estimate based on current experience and information available, which may be different from the actual result in the future due to changes in the Group's business and other external environment. Any significant changes in estimated average alumina price, USD:AUD exchange rate, expected capital expenditures or new development agreement would lead to some or all of the capitalized assets would have been impaired.

5.	TRADE AND NOTES RECEIVABLE

	30 June	31 December
	2010	2009

Trade receivables	2,365,494	1,840,813
Less: provision for impairment of receivables	(424,059)	(423,362)

	1,941,435	1,417,451

Notes receivable	2,017,093	1,785,631

	3,958,528	3,203,082

As of 30 June 2010, the Group has also pledged notes receivable amounting to RMB40 million (31 December 2009: Nil) for bank acceptance drafts.

Certain of the Group's sales were on advanced payments or documents against payment. In respect of sales to large and long-established customers, subject to negotiation, generally a credit period of 3 to 12 months may be granted. The credit terms for sales to certain subsidiaries of Aluminum Corporation of China ("Chinalco") are receivable on demand. As of 30 June 2010, the ageing analysis of trade and notes receivable is as follows:

	30 June	31 December
	2010	2009

Within 1 year	3,851,030	3,062,131
Between 1 and 2 years	35,901	89,570
Between 2 and 3 years	47,892	27,595
Over 3 years	447,764	447,148

	4,382,587	3,626,444

As of 30 June 2010, all notes receivable are bank acceptance drafts with original maturity periods of six months (31 December 2009: six months).

6.	ASSETS CLASSIFIED AS HELD FOR DISPOSAL

On 11 March 2010, Henan Aluminum Co., Limited ("Henan Aluminum"), a subsidiary of the Company, entered into an agreement with Henan Zhongfu Industry Co., Limited ("Zhongfu Industry") to jointly establish a joint-venture company, namely, Henan Zhongfu Special Aluminum Co., Limited ("Henan Zhongfu"). Pursuant to the agreement, Henan Aluminum will dispose of certain equipments and buildings under construction owned by Zhengzhou Cold Rolling Plant at their carrying value of RMB200 million to Zhongfu Industry. All the proceeds therefrom will then be injected to Henan Zhongfu as cash contribution for an equity interest of 26% in Henan Zhongfu. In addition, the Henan Zhongfu will acquire all the remaining assets of Zhengzhou Cold Rolling Plant by assuming certain borrowings of Henan Aluminum equivalent to the carrying value of these assets to be transferred. As of 30 June 2010, the disposal, injection and loan assignment processes were in progress. Accordingly, the carrying value of the total assets of Zhengzhou Cold Rolling Plant amounting to RMB800 million is being classified as "assets classified as held for disposal" in the consolidated statement of financial position.

7.	BORROWINGS

	30 June	31 December
	2010	2009

Long-term borrowings
Bank and other loans (Note (a))
- Secured (Note (f))	734,055	798,627
- Guaranteed (Note (e))	3,697,369	4,250,715
- Unsecured	21,533,145	23,676,379

	25,964,569	28,725,721
Long-term bonds and medium-term notes,
unsecured (Note (b))	11,921,308	11,905,233

Total long-term borrowings	37,885,877	40,630,954

Current portion of long-term borrowings	(10,285,206)	(2,826,472)

Non-current portion of long term-loans	27,600,671	37,804,482

Short-term borrowings
Bank loans (Note (c))
- Secured (Note (f))	290,000	645,000
- Guaranteed (Note (e))	939,930	880,000
- Unsecured	20,371,839	21,468,285

	21,601,769	22,993,285

Short-term bonds, unsecured (Note (d))	10,274,521	-

	31,876,290	22,993,285

Current portion of long-term borrowings	10,285,206	2,826,472

Total short-term borrowings and current portion
of long-term borrowings	42,161,496	25,819,757

Notes:

(a)	Long-term bank and other loans

(i)	The maturity of long-term bank and other loans are set out below:

Bank and other financial
institution loans	Other loans
	30 June	31 December	30 June	31 December
	2010	2009	2010	2009

Within 1 year	5,285,014	2,775,641	13,942	50,831
Between 1 and 2 years	3,608,159	5,891,327	18,318	18,210
Between 2 and 5 years	11,654,958	13,861,595	54,953	54,629
Over 5 years	5,266,116	5,999,298	63,109	74,190

	25,814,247	28,527,861	150,322	197,860

(ii)	The weighted average annual interest rates of long-term bank and other loans for the six months ended 30 June 2010 and 2009 are 5.36% and 5.67%, respectively.

(b)	Long-term bonds and medium-term notes

As of 30 June 2010, outstanding long-term bonds and medium-term notes are summarized as follows:

	Face value/	Effective	30 June	31 December
	maturity	interest rate	2010	2009

2007 long-term bonds	2,000,000/2017	4.64%	1,985,058	1,983,983
2008 medium-term notes	5,000,000/2011	5.62%	4,986,250	4,978,750
2008 medium-term notes	5,000,000/2013	4.92%	4,950,000	4,942,500

			11,921,308	11,905,233

Long-term bonds and medium-term notes were issued for capital expenditure purposes and operating cash flows and bank loans re-financing, respectively.

(c)	Short-term bank loans

The weighted average annual interest rates of short-term bank loans for the six months ended 30 June 2010 and 2009 are 4.51% and 5.37%, respectively.

(d)	Short-term bonds

As of 30 June 2010, outstanding short-term bonds are summarized as follows:

	Face value/	Effective	30 June	31 December
	maturity	interest rate	2010	2009

March 2010
short-term bonds	5,000,000/2011	3.04%	4,989,028	-
June 2010
short-term bonds	5,000,000/2011	3.17%	4,985,493	-
March 2010
short-term bonds	300,000/2011	3.70%	300,000	-

			10,274,521	-

All the above short-term bonds were issued for working capital and repayment of bank loans.

(e)	Guaranteed long-term and short-term bank and other loans

Details of long-term and short-term bank and other loans in which the Group received guarantees from related parties are set out as follows:

	30 June	31 December
Guarantors	2010	2009

Long-term loans
Chinalco	1,950,841	2,315,760
Shanxi Zhangze Electric Power Co., Ltd.
(Note (ii))	300,000	400,000
Luoyang Economic Investment Co., Ltd.
(Note (ii))	98,833	101,111
Lanzhou Aluminum Factory (Note (i))	75,015	92,354
Yichuan Power Industrial Group Company
(Note (ii))	58,595	70,115
Luoyang Longquan Aluminum Products Co., Ltd.
(Note (ii))	57,000	57,000
China Nonferrous Metals Processing Technology
Co., Ltd. (Note (iii))	37,085	44,375
The Company	1,120,000	1,170,000

	3,697,369	4,250,715

Short-term loans
Chinalco	580,000	180,000
The Company	359,930	700,000

	939,930	880,000

The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	The guarantor is a subsidiary of Chinalco and a shareholder of the Company.

(ii)	Guarantors are non-controlling shareholders of certain subsidiaries of the Company.

(iii)	The guarantor is a subsidiary of Chinalco.

(f)	Securities for long-term and short-term borrowings

The Group has pledged various assets as collateral against certain secured borrowings. As of 30 June 2010, a summary of these pledged assets is as follows:

	30 June	31 December
	2010	2009

Property, plant and equipment	1,347,552	1,711,957
Land use rights	311,364	320,055
Inventories	57,500	57,500
Trade and notes receivable	-	15,000

	1,716,416	2,104,512

8.	TRADE AND NOTES PAYABLE

	30 June	31 December
	2010	2009

Trade payables	4,933,459	4,440,736
Notes payable	3,132,355	1,731,707

	8,065,814	6,172,443

As of 30 June 2010, the ageing analysis of trade and notes payable is as follows:

	30 June	31 December
	2010	2009

Within 1 year	7,834,923	5,892,834
Between 1 and 2 years	153,915	212,488
Between 2 and 3 years	37,778	31,131
Over 3 years	39,198	35,990

	8,065,814	6,172,443

As of 30 June 2010, all notes payable are bank acceptance drafts with maturity periods of six months (31 December 2009: six months).

9.	SELLING AND DISTRIBUTION EXPENSES

For the six months ended 30 June
	2010	2009

Transportation and loading expenses	550,709	364,543
Packaging expenses	86,151	50,235
Port expenses	34,466	36,362
Employee benefit expenses	17,981	18,586
Sales commissions and other handling fees	5,969	10,550
Storage fees	12,767	11,977
Marketing and advertising expenses	6,368	4,716
Others	73,671	57,589

	788,082	554,558

10.	GENERAL AND ADMINISTRATIVE EXPENSES

For the six months ended 30 June
	2010	2009

Employee benefit expenses	409,010	326,226
Taxes other than income tax expense (Note)	307,809	238,489
Depreciation of non-production property,
plant and equipment	120,629	116,477
Amortization of land use rights and leasehold land	29,717	23,239
Operating lease rental expenses	76,434	94,646
Traveling and entertainment	60,401	50,056
Utilities and office supplies	41,104	36,855
Pollutants discharge fees	17,891	13,842
Repairs and maintenance	21,111	16,264
Insurance	42,025	40,951
Legal and professional fees	19,836	22,047
Others	194,907	194,374

	1,340,874	1,173,466

Note:

Taxes other than income tax expense mainly comprise land use tax, property tax and stamp duty.

11.	OTHER INCOME, NET AND OTHER GAINS, NET

(a)	Other income, net

For the six months ended 30 June 2010, other income represented government grants received amounting to RMB67 million (2009: RMB94 million) in relation to improvement projects for property, plant and equipment and other general subsidies.

(b)	Other gains, net

For the six months ended 30 June
	2010	2009

Realized gain on fair value assets/liabilities
through profit or loss, net	240,840	268,193
Unrealized gain on fair value assets/liabilities
through profit or loss, net	92,603	79,706
Loss on disposal of property, plant and
equipment, net	(4,191)	(2,280)
Others	1,368	1,843

	330,620	347,462

Fair value assets/liabilities through profit or loss represent future and option contracts and exchange rate forward contracts.

12.	FINANCE COSTS, NET

For the six months ended 30 June
	2010	2009

Finance income - interest income from banks	(42,337)	(63,200)

Interest expense	1,641,630	1,597,304
Interest expense capitalized in property,
plant and equipment	(322,343)	(474,507)
Exchange loss/(gains), net	1,895	(27,434)

Finance costs	1,321,182	1,095,363

Finance costs, net	1,278,845	1,032,163

Capitalization rate during the period	5.06%	5.65%

13.	INCOME TAX

For the six months ended 30 June
	2010	2009

Current income tax expense:
- PRC enterprise income tax	183,609	104,330
Deferred income tax	(34,712)	(776,641)

	148,897	(672,311)

Income tax expense is recognized based on management's best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated weighted average income tax rate used for the six months ended 30 June 2010 is 15.7% (2009: 15.1%).

Certain branches and subsidiaries of the Company located in special regions of the PRC were granted tax concessions including preferential tax rates of 15% for a period of 10 years. In addition, the Group also enjoys a preferential policy on tax credits approved in prior years in respect of domestically manufactured production equipment purchased.

Upon the implementation of the new Corporate Income Tax Law from 1 January 2008, the applicable corporate income tax rate of the Group was adjusted to 25%. However, for those branches and subsidiaries of the Company which were applying the 15% income tax rate, the income tax rate will gradually increase to 25% over 5 years while those entities located in western regions will continue to enjoy an income tax rate of 15% without any upward adjustment before 2011 when such income tax rate will change to 25%.

Deferred income tax is calculated in full on temporary differences under the liability method using tax rates substantively enacted at the balance sheet date.

14.	EARNINGS/(LOSS) PER SHARE

(a)	Basic

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of shares in issue during the period.

For the six months ended 30 June
	2010	2009

Profit/(loss) attributable to equity holders
of the Company (RMB)	530,595,000	(3,521,882,000)

Weighted average number of
ordinary shares in issue	13,524,487,892	13,524,487,892

Basic earnings/(loss) per share (RMB)	0.04	(0.26)

(b)	Diluted

Basic earnings/(loss) per share for the six months ended 30 June 2010 and 2009 are the same as the diluted earnings/(loss) per share as there are no potential dilutive shares.

15.	DIVIDENDS

The Company's Board of Directors did not recommend the payment of an interim dividend for the six months ended 30 June 2010 (2009: Nil).

16.	COMMITMENTS

(a)	Capital commitments of property, plant and equipment

	30 June	31 December
	2010	2009

Contracted but not provided for	4,845,970	3,918,198
Authorized but not contracted for	27,108,849	30,492,501

	31,954,819	34,410,699

(b)	Commitments under operating leases

Pursuant to non-cancellable operating lease agreements entered into by the Group, the future aggregate minimum lease payments as of 30 June 2010 are summarized as follows:

	30 June	31 December
	2010	2009

Not later than one year	672,253	782,744
Later than one year and not later than five years	3,110,657	3,110,657
Later than five years	23,492,737	23,877,969

	27,275,647	27,771,370

(c)	Other capital commitments

As the Company is undergoing resources restructuring, the Company is committed to pay RMB537 million as capital. As of 30 June 2010, the Company has paid RMB374 million, and the remaining commitment is RMB163 million.

On 24 May 2010, the Company entered into an investment agreement with Xiaoyi Mining Co., Ltd. to jointly establish Shanxi Huayi Mining Co., Ltd. ("Shanxi Huayi") with a registered capital of RMB80 million. Pursuant to the investment agreement, the Company is committed to contribute RMB41 million for an equity interest of 51% in Shanxi Huayi. As of 30 June 2010, the Company has contributed RMB8 million, and is committed to inject the remaining RMB33 million.

17.	SIGNIFICANT RELATED PARTY TRANSACTIONS

Other than the related party information and transactions disclosed elsewhere in the consolidated financial information, the following is a summary of significant related party transactions entered into, in the ordinary course of business, between the Group and its related parties during the period.

(a)	Significant related party transactions

For the six months ended 30 June
	2010	2009

Sales of goods and services rendered:

Sales of materials and finished goods to:
Chinalco and its subsidiaries	3,332,419	668,958
Associates of Chinalco	18,541	724
Companies controlled by
non-controlling interests	2,303,471	1,448,895

	5,654,431	2,118,577

Provision of utility services to:
Chinalco and its subsidiaries	174,389	149,277
Associates of Chinalco	3,870	6,342
Companies controlled by
non-controlling interests	-	523

	178,259	156,142

Purchase of goods and services:

Purchase of engineering, construction and
supervisory services from:
Chinalco and its subsidiaries	1,637,733	2,088,213
Companies controlled by
a non-controlling interests	4,377	11,532

	1,642,110	2,099,745

Purchases of key and auxiliary materials from:
Chinalco and its subsidiaries	3,461,878	416,351
Associates of Chinalco	130,099	37,541
Jointly controlled entities	725,083	-
Companies controlled by
non-controlling interests	1,408,588	1,143,127

	5,725,648	1,597,019

Provision of social services and logistics
services by:
Chinalco and its subsidiaries	178,837	257,438
Companies controlled by
non-controlling interests	2,256	1,504

	181,093	258,942

Provision of utilities services by:
Chinalco and its subsidiaries	145,699	94,124
Associates of Chinalco	1,836	-
Companies controlled by
non-controlling interests	45,800	34,112

	193,335	128,236

Rental expenses for land use rights and
buildings charged by Chinalco and
its subsidiaries	373,892	376,433

During the six months ended 30 June 2010, the Group's significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) are a large portion of its sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted deposits, time deposits, cash and cash equivalents and borrowings as of 30 June 2010 and the relevant interest earned or paid during the period are transacted with banks and other financial institutions controlled by the PRC government.

(b)	Key management personnel compensation

For the six months ended 30 June
	2010	2009

Fees	480	478
Basic salaries, housing fund,
other allowances and benefits in kind	1,332	1,596
Pension costs - defined contribution schemes	94	101

	1,906	2,175

18.	RESTATEMENT OF COMPARATIVE FIGURES WITH RESPECT TO COMMON CONTROL BUSINESS COMBINATIONS

On 29 October 2009, the Company acquired 100% of the equity interest in six entities/businesses from Zhongzhou Aluminum Factory and Zhongzhou Aluminum Factory Labour Services Company Limited, which are companies registered in Henan province in the PRC and subsidiaries of Chinalco for total cash consideration of RMB35 million. As of the date of the acquisition, the carrying value of these entities/businesses in aggregate amounted to RMB44 million. As both the Company and all the above acquired entities/businesses are under the common control of Chinalco immediately before and after the acquisitions, these transactions were accounted for as common control business combinations, using merger accounting for all periods presented herein as if the merger had been consummated since the inception of common control. In accordance with the requirements under merger accounting, the statement of comprehensive income for the six month period ended 30 June 2009 has been restated on an "as if" combined basis. As a consequence, total revenue and loss for the six months period ended 30 June 2009 has been increased by RMB0.18 million and RMB0.12 million, respectively.

19.	SUBSEQUENT EVENTS

(a)

On 29 July 2010, the Company, Rio Tinto plc ("Rio Tinto") , a company listed on the London Stock Exchange and New York Stock Exchange, and Rio Tinto Iron Ore Atlantic Limited , an affiliate of Rio Tinto plc, entered into a Joint Development Agreement for the development and operation of a premium open-pit iron ore mine located in Guinea, West Africa (the "Simandou Project"). Pursuant to the agreement, the Company (via its subsidiary) will acquire by stages up to a 47% equity interest in a joint-venture company to be incorporated by Rio Tinto, to which Rio Tinto will transfer its entire 95% equity interest in the Simandou Project. The total consideration of US$1.35 billion (equivalent to approximately RMB9.17 billion) for the acquisition will be paid in installments by the Company fulfilling the sole funding obligation for the development of the Simandou Project over a period of approximately 3 to 5 years.

(b)

On 30 June 2010, the Company's proposed issuance of medium-term notes with a total face value of RMB2 billion was approved by the National Association of Financial Market Institutional Investors. On 16 July 2010, the first batch of medium-term notes with a total face value amounting to RMB1 billion were offered. On 6 August 2010, the second batch of medium-term notes with a total face value amounting to RMB1 billion were offered.

MANAGEMENT'S DISCUSSION AND ANALYSIS ON FINANCIAL POSITION AND RESULTS OF OPERATION

The following management's discussion and analysis should be read in conjunction with the financial information together with the accompanying notes included in the interim report and other sections elsewhere.

BUSINESS SEGMENTS

The Group is engaged principally in alumina refining, primary aluminum smelting and aluminum fabricated products. We organize and manage our operations according to the following business segments:

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina (including alumina hydrate and alumina chemicals) and metal gallium.

Primary aluminum segment, which consists of purchasing alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling them to the Group's internal aluminum fabrication plants and external customers. This segment also includes the production and sales of carbon products and aluminum alloy products.

Aluminum fabrication segment, which consists of purchasing primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sales of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

Corporate and other operating segments, which mainly include management of headquarters, research and development activities and trading activities that are excluded in the three aforesaid segments.

Results of Operations

The Group's net profit attributable to shareholders of the parent company increased significantly from the loss of RMB3,522 million for the corresponding period last year to a profit of RMB531 million for the first half of 2010. This was mainly attributable to the increase in production and sales volume as a result of the substantial rebound in market price of the Group's major products.

Revenue

Revenue of the Group increased by RMB31,793 million or 113.61% from RMB27,985 million for the corresponding period last year to RMB59,778 million for the first half of 2010, which was mainly attributable to the substantial increase in the external selling prices of major products and increase in trading volume.

Cost of Sales

The Group's total cost of sales increased by RMB26,024 million or 86.78% from RMB29,988 million for the corresponding period last year to RMB56,012 million for the first half of 2010. Such increase was mainly attributable to the substantial increase in production and sales volume of major products and the increase in trading volume.

Selling and Distribution Expenses, General and Administrative Expenses

The Group's selling and distribution expenses increased by RMB233 million or 41.98% from RMB555 million for the corresponding period last year to RMB788 million for the first half of 2010. This was primarily attributable to the increase in external sales of the Group's major products, leading to a year-on-year increase in transportation, loading and packaging expenses.

The Group's general and administrative expenses increased by RMB168 million or 14.32% from RMB1,173 million for the corresponding period last year to RMB1,341 million for the first half of 2010, which was mainly attributable to the increase in the provision for termination benefits as a result of the Group's continuous structural reform and implementation of the internal early retirement scheme in certain enterprises during the first half of the year.

Owing to the above factors, operating profit of the Group increased by RMB5,301 million from the loss of RMB3,344 million for the corresponding period last year to a profit of RMB1,957 million for the first half of 2010.

Finance Costs, Net

The Group's net finance costs increased by RMB247 million or 23.93% from RMB1,032 million for the corresponding period last year to RMB1,279 million for the first half of 2010. This was primarily attributable to the following reasons: in spite of the year-on-year increase in interest-bearing liabilities during the period, the Group kept the total interest expenses constant as compared with the corresponding period last year through continuous optimization of its debt structure and lowering of interest rates. Accounting of certain completed major projects as fixed assets resulted in the decrease of RMB152 million in capitalized interests from the corresponding period last year, leading to an increase of RMB152 million in finance costs. Through enhancing the efficiency of capital turnover, the Group reduced the appropriation of reserve funds and thus reduced the interest income from deposits. In addition, the Group issued and utilized more notes to constrain loans and minimize its financing costs, leading to the increase in handling fees and discount on interest as compared with the corresponding period last year.

Income Tax

The Group's income tax expenses increased by RMB821 million from an income tax benefit of RMB672 million for the corresponding period last year to an income tax expense of RMB149 million for the first half of 2010. Such increase was mainly due to the significant increase in total profit from 2009 as the Group achieved a turnaround to profitability in the first half of 2010.

DISCUSSION OF SEGMENT OPERATIONS

ALUMINA SEGMENT

Sales of Products

The Group's total sales of products in the alumina segment increased by RMB5,598 million or 57.96% from RMB9,659 million for the corresponding period last year to RMB15,257 million for the first half of 2010.

The revenue from internal sales in the alumina segment increased by RMB911 million or 16.64% from RMB5,475 million for the corresponding period last year to RMB6,386 million for the first half of 2010.

The revenue from external sales in the alumina segment increased by RMB4,688 million or 112.07% from RMB4,183 million for the corresponding period last year to RMB8,871 million for the first half of 2010.

External sales volume of alumina of the Group increased by 1,510,000 tonnes from 1,676,500 tonnes (including sales volume from trading of 802,300 tonnes) for the corresponding period last year to 3,186,500 tonnes (including sales volume from trading of 1,389,700 tonnes) for the first half of 2010. The increased external sales volume of alumina resulted in an increase of RMB2,635 million in revenue from external sales.

The Group's external selling price of alumina (exclusive of value-added tax) increased by RMB682 per tonne or 39.08% from the selling price of RMB1,745 per tonne for the corresponding period last year to RMB2,427 per tonne for the first half of 2010. The increase in external selling price of alumina resulted in an increase of RMB2,173 million in revenue from external sales.

Operating Profit

As a result of the foregoing reasons, the Group's total operating profit in the alumina segment increased by RMB3,073 million from the loss of RMB2,038 million for the corresponding period last year to a profit of RMB1,035 million for the first half of 2010.

PRIMARY ALUMINUM SEGMENT

Sales of Products

The Group's total sales from products in the primary aluminum segment increased by RMB17,101 million or 85.73% from RMB19,947 million for the corresponding period last year to RMB37,048 million for the first half of 2010.

The revenue from internal sales of primary aluminum decreased by RMB3 million or 0.26% from RMB1,136 million for the corresponding period last year to RMB1,133 million in the first half of 2010.

The revenue from external sales in the primary aluminum segment increased by RMB17,105 million or 90.94% from RMB18,810 million for the corresponding period last year to RMB35,915 million for the first half of 2010.

The Group's external sales volume of primary aluminum products increased by 804,200 tonnes from 1,737,300 tonnes for the corresponding period last year to 2,541,500 tonnes for the first half of 2010. Such increase in external sales volume resulted in an increase of RMB8,746 million in revenue from external sales.

The Group's external average selling price of primary aluminum products increased by RMB2,701 per tonne or 24.84% from the external average selling price of RMB10,874 per tonne for the corresponding period last year to RMB13,575 per tonne for the first half of 2010. The increase in external selling price resulted in an increase of RMB6,863 million in revenue from external sales.

Operating Profit

The Group's total operating profit in the primary aluminum segment increased by RMB1,983 million from the loss of RMB714 million for the corresponding period last year to a profit of RMB1,269 million for the first half of 2010.

ALUMINUM FABRICATION SEGMENT

Sales of Products

The Group's total sales from products in the aluminum fabrication segment increased by RMB1,637 million or 44.89% from RMB3,647 million for the corresponding period last year to RMB5,284 million for the first half of 2010.

Operating Profit

The Group's total operating loss in the aluminum fabrication segment decreased by RMB270 million from the loss of RMB412 million for the corresponding period last year to a loss of RMB142 million for the first half of 2010.

CORPORATE AND OTHER OPERATING SEGMENTS

Sales of Products

The Group's total sales from products in corporate and other operating segments increased by RMB8,365 million or 622.40% from RMB1,344 million for the corresponding period last year to RMB9,709 million for the first half of 2010. The increase was mainly attributable to the increase in transaction volume of trading of products other than aluminum.

Operating Profit

The Group's total operating loss in corporate and other operating segments decreased by RMB65 million from the loss of RMB288 million for the corresponding period last year to a loss of RMB223 million for the first half of 2010. The decrease was mainly attributable to the increase in profit from the trading of products other than aluminum.

STRUCTURE OF ASSETS AND LIABILITIES

Current Assets and Liabilities

As of 30 June 2010, the Group's current assets amounted to RMB43,757 million, representing an increase of RMB7,423 million from RMB36,334 million as at the beginning of the year.

As of 30 June 2010, the Group's bank balances and cash amounted to RMB11,229 million, representing an increase of RMB3,370 million from RMB7,859 million as at the beginning of the year.

As of 30 June 2010, the Group's net inventories amounted to RMB21,246 million, representing an increase of RMB823 million from RMB20,423 million as at the beginning of the year, primarily due to the increase in finished goods held for trading as result of the expansion of the trading business of Chalco Trading (a subsidiary of the Company) upon its business shift and the increase in work in progress inventory of the Group.

As of 30 June 2010, the Group's current liabilities amounted to RMB57,439 million, representing an increase of RMB17,409 million from RMB40,030 million as at the beginning of the year, primarily due to the issuance of short-term bonds of RMB10,275 million of the Group for the period and medium-term notes of RMB4,986 million becoming due within one year.

As of 30 June 2010, the current ratio of the Group was 0.76, representing a decrease of 0.15 from 0.91 as at the end of 2009. The quick ratio was 0.39, representing a decrease of 0.01 from 0.40 as at the end of 2009.

Non-current Liabilities

As of 30 June 2010, the Group's non-current liabilities amounted to RMB28,144 million, representing a decrease of RMB10,220 million from RMB38,364 million as at the beginning of the year, mainly due to the repayment of a portion of long-term loans and the transfer of a portion of medium-term notes (to be expired within one year) to current liabilities.

As of 30 June 2010, the debt to asset ratio of the Group was 60.25%, representing an increase of 1.74 percentage points as compared with 58.51% as at the end of 2009.

MEASUREMENT OF FAIR VALUE

The Group formulated procedures for recognition, measurement and disclosure of fair value in strict compliance with the requirements on fair value under the accounting principles, and undertook responsibility for the truthfulness of the measurement and disclosure of fair value. Currently, save as the financial assets available for sale and financial assets and liabilities at fair value through profit or loss (including derivative instruments) which were measured at fair value, others were measured at historical cost.

As of 30 June 2010, the primary aluminum future contracts held by the Group measured at fair value and accounted for as financial assets at fair value through profit or loss amounted to RMB56 million, representing an increase of RMB56 million from RMB64,000 at the end of 2009. The changes were accounted for as gains from changes in fair value. The amount of future contract for primary aluminum held measured at fair value and accounted for as financial liabilities at fair value through profit or loss was RMB11 million, representing a decrease of RMB37 million from RMB48 million at the end of 2009. The changes were accounted for as gains from changes in fair value.

PROVISION FOR INVENTORY IMPAIRMENT

As of 30 June 2010, the Group conducted an appraisal on the net realizable value of all of its inventories, which took into consideration the matching between sales by internal alumina enterprises of the Group and production by internal aluminum smelters of the Group as a whole, adding considerations of the financial budget and with reference to inventory turnover, purpose of inventories and post balance sheet date events, to evaluate the net realizable value of inventories on the basis of the estimated selling price of such inventories when finished goods are available for sale. Upon evaluation, the provisions for inventory impairment for inventories held as of 30 June 2010 amounted to RMB363 million, representing an increase of RMB289 million as compared with RMB74 million of the provisions for impairment in the end of 2009, mainly due to the provisions for inventories impairment of RMB297 million as a result of the fact that the net realizable value of the inventories held was lower than the carrying amount at the end of the reporting period and the write-off of provision for inventories impairment of RMB8 million as a result of the use and disposal of inventories for which provisions were made at the previous period.

Owing to its features of the inventory turnover process and production process, the Company needs time to process raw materials and work in progress inventory into finished goods. Therefore, based on the estimated selling price of finished goods when available for sale, the net realizable value could truly reflect the Company's financial conditions and operating results, and such method is more suitable for its production operation. The Company principally considered its comprehensive industry chain (its scope of business covers the exploration and mining of bauxite, smelting of alumina and primary aluminum, production of aluminum alloy and refined processing of aluminum products), the continuity and integrity of its inventory turnover process and production process, and that continuous processing is required for turning raw materials and work in progress inventory into finished goods. These factors required the Group to adopt an all-round approach in measuring the provisions for impairment and use the estimated selling price when available for sale to determine the net realizable value of raw materials and work in progress inventory. Based on reliable evidence such as executed sales contract, net realizable value is measured by the estimated selling price when available for sale less the estimated costs, expenses and taxes for completing the sale, after taking into account the inventory nature, volume and price fluctuation, the production and operation budget, purpose of the inventory and post balance sheet date event. For finished goods inventory, net realizable value is calculated based on the contract price, or for quantities exceeds the contracted volumes, based on the actual selling price from the balance sheet date to the reporting date and the estimated selling price when available for sale. For raw materials and work in progress inventory, the Company has established a model for calculating impairment provision, which estimates the costs to be incurred based on the expected time of sale determined by the Company's production capacity and cycles, the correlation among raw materials, work in progress, production capacity and volume, and the calculation is based on the estimated selling price when such finished goods produced and processed are available for sale.

The relevant accounting policy of the Company has always adopted the same approach to determine the net realizable value of the inventories and the provisions of inventories impairment on a consistent basis.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENTS UNDERTAKINGS

As of 30 June 2010, the Group's accumulated investment expenditures for projects amounted to RMB3,944 million, which consisted mainly of investments in energy saving and consumption reduction, environmental protection, mine construction and scientific research, including projects such as the expansion and environmental protection works of Guizhou branch's alumina project, energy-saving and renovation for aluminum project of Zunyi Aluminum, the projects of Liancheng branch in relation to the phasing out of obsolete capacity and in relation to environmental protection and energy saving as well as the self-owned power plant of Lanzhou Branch.

As of 30 June 2010, the Group's capital commitment for investment in fixed assets amounted to RMB31,955 million, of which those contracted but not provided for amounted to RMB4,846 million and those authorized but not contracted for amounted to RMB27,109 million.

As of 30 June 2010, the Group's investment commitment amounted to RMB196 million, mainly for new capital contribution to Shanxi Huayi and capital contribution for engagement in restructuring of resources programs.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents of the Group as of 30 June 2010 amounted to RMB10,747 million, including foreign currency deposits denominated in Hong Kong dollars, US dollars and Australian dollars which were translated into RMB46.547 million, RMB189.086 million and RMB38.920 million, respectively.

Cash Flows from Operating Activities

Net cash generated from operating activities increased by RMB2,769 million from the inflows of RMB799 million for the corresponding period last year to inflows of RMB3,568 million for the first half of 2010, mainly attributable to the increase in net cash inflows from the sale of products as a result of the significant growth in both external selling price and sales volume of the Company's leading products.

Cash Flows from Investing Activities

Net cash used in investing activities increased by RMB31 million from the outflow of RMB4,740 million for the corresponding period last year to RMB4,771 million for the first half of 2010.

Cash Flows from Financing Activities

Net cash inflows from financing activities increased by RMB3,544 million from the inflow of RMB1,035 million for the corresponding period last year to RMB4,579 million for the first half of 2010.

NON-RECURRING ITEMS (MEASURED ACCORDING TO RELEVANT PROVISIONS UNDER THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES)

The gains from non-recurring items of the Group for the first half of 2010 amounted to RMB289 million, mainly comprising gains or losses from changes in fair value of financial assets and financial liabilities at fair value through profit or loss, investment gain from disposal of financial assets and financial liabilities at fair value through profit or loss and available-for-sale financial assets of RMB335 million and the government grants of RMB67 million; the income tax expenses on the non-recurring items was RMB98 million; and the gains or losses from non-recurring items attributable to the non-controlling interests was RMB28 million.

INVESTMENT OF THE COMPANY

USE OF PROCEEDS

Nil.

INVESTMENT PROJECTS NOT FUNDED BY RAISED PROCEEDS

(1)

Chongqing branch's 800,000-tonne alumina project: The proposed investment in the project was RMB4.97 billion. By the end of June 2010, the Company had invested RMB4.71 billion in total. The project is expected to be completed by 2010, with an annual production capacity of 800,000 tonnes of alumina.

(2)

Zunyi 800,000-tonne alumina project of Chalco Zunyi Alumina Co., Ltd.: The proposed investment in the project was RMB4.41 billion. By the end of June 2010, the Company had invested RMB4.14 billion in total. The project is expected to be completed by 2010, with an annual production capacity of 800,000 tonnes of alumina.

(3)

Liancheng branch, the phasing out of obsolete capacity, environmental protection and energy-saving project: The proposed investment in the project was RMB3.8 billion. By the end of June 2010, the Company had invested RMB0.83 billion in total. The project is expected to be completed by 2011, with an annual production capacity of 380,000 tonnes of aluminum.

(4)

The energy-saving and environmental protection technology refinement project for Gansu Hualu's aluminum and carbon system: The proposed investment in the project was RMB0.73 billion. By the end of June 2010, the Company had invested RMB0.33 billion in total. The project will have a production capacity of 70,000 tonnes of aluminum in 2010 and will be completed by 2011.

(5)

Chalco Ruimin high precision aluminum strip and sheet project: The proposed investment in the project was RMB2.87 billion. By the end of June 2010, the Company had invested RMB2.29 billion in total. The project is expected to be completed by 2010, with an annual production capacity of 100,000 tonnes of aluminum fabrication products in addition to the existing production capacity of 150,000 tonnes of aluminum fabrication products.

(6)

Northwest Aluminum Fabrication Plant aluminum foil project: The proposed investment in the project was RMB1.14 billion. By the end of June 2010, the Company had invested RMB0.75 billion. The project is expected to be completed by 2010, with an annual production capacity of 35,000 tonnes of aluminum fabrication products.

(7)

Southwest aluminum cold rolling project: The proposed investment in the project was RMB1.64 billion. By the end of June 2010, the Company had invested RMB1.54 billion in total. The project is expected to be completed by 2010, with an annual production capacity of 250,000 tonnes of aluminum fabrication.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

In accordance with Articles 104 and 145 of the Company's Articles of Association, all Directors and Supervisors were appointed for a three-year term, eligible for re-appointments after expiry of their respective terms of office. In view of the expiry of term of office of the third session of the Board and the third session of the Supervisory Committee of the Company upon the 2009 AGM, the Directors of the fourth session of the Board and the Supervisors representing the shareholders of the fourth session of the Supervisory Committee were elected at the 2009 AGM held on 22 June 2010; the employee-representative Supervisor of the fourth session of the Supervisory Committee of the Company was elected by the employee-representatives of the Company's headquarters and each of its subsidiaries. Since Mr. Kang Yi, the former independent non-executive Director of the Company, had been an independent non-executive Director of the Company for six consecutive years, he could not be re-elected in accordance with the relevant legal requirement; as recommended by Aluminum Corporation of China, the shareholder of the Company, the appointment of Mr. Lv Youqing as an non-executive Director of the fourth session of the Board was passed at the general meeting. Mr. Xiong Weiping was elected as the Chairman of the fourth session of the Board at the first meeting of the fourth session of the Board held on 22 June 2010. He was also appointed as the Chief Executive Officer of the Company.

Members of the fourth session of the Board and the fourth session of the Supervisory Committee are as below:

Executive Directors	:	Xiong Weiping, Luo Jianchuan,
Chen Jihua and Liu Xiangmin

Non-executive Director	:	Shi Chungui and Lv Youqing

Independent Non-executive Directors	:	Zhang Zhuoyuan, Wang Mengkui and Zhu Demiao

Supervisors	:	Ao Hong, Yuan Li and Zhang Zhankui

During the reporting period, there was no change in the respective shareholdings of the Directors, Supervisors, and senior management in the Company.

Profile of Mr. Lv Youqing:

Mr. Lv Youqing, aged 46, is the Deputy General Manager of Chinalco. He graduated from the School of Economics, Sichuan University majoring in management, and obtained a Ph.D. degree in Economics. He is a visiting scholar of the Finance Department, New York University, and is a professor-grade senior engineer. Mr. Lv has accumulated substantial practical experience in economics and enterprise management. He previously served as Deputy Director of Policy Reform Division, Policy Research Office of Sichuan Province, Vice Factory Manager, Deputy Party Secretary, Factory Manager and Party Secretary of Nanchong Gear Factory. He also served as Deputy Mayor and standing committee member of Nanchong People's Government, and standing committee member, Deputy Mayor and Deputy Party Secretary of Luzhou's Munipcal Party Committee. Mr. Lv is also a vice president of China Association of Work Safety.

EMPLOYEES, PENSION PLANS AND WELFARE FUND

The Group had approximately 105,191 employees as of 30 June 2010. For the first half of 2010, the Group had paid remuneration of approximately RMB3.24 billion in total for the employees. The remuneration package of the employees includes salaries, bonuses, subsidies, allowances and welfare benefits including medical care, housing subsidies, childbirth, unemployment, work injury, pension and other miscellaneous items. In accordance with the applicable PRC regulations, the Group has participated in pension contribution plans organized by the provincial and municipal governments, under which each of the Group's plants is required to contribute an amount equivalent to a specified percentage of the sum of its employees' salaries, bonuses and various allowances to the pension fund. The amount of contribution as a percentage of the employees' salary varies around 20% from plant to plant. Up to 30 June 2010, the Group had not directly paid any retirement benefits to its employees.

PARTICULARS OF SHARE CAPITAL STRUCTURE, CHANGES AND SHAREHOLDERS

SHARE CAPITAL STRUCTURE

As of 30 June 2010, the share capital structure of the Company was as follows:

As of 30 June 2010
		Percentage of
	Number of	total issued
	shares held	share capital
	(in million)	(%)

Holders of A shares subject to trading moratorium
Chinalco	5,214.41	38.56
Baotou Aluminum (Group) Co., Ltd. (Note 1)	351.22	2.60
Lanzhou Aluminum Factory (Note 1)	79.47	0.58
Guiyang Aluminum and Magnesium
Design and Research Institute (Note 1)	4.12	0.03

Holders of A shares not subject to trading moratorium	3,931.30	29.07

Holders of H shares	3,943.97	29.16

Total	13,524.49	100

Note 1:

A subsidiary of Chinalco. The subsidiaries of Chinalco also include Shanxi Aluminum Plant which holds 7.14 million A shares not subject to trading moratorium, representing 0.05% of the share capital of the Company.

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, as at 30 June 2010, the following persons (other than the Directors, Supervisors and Chief Executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("Hong Kong SFO") or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the Hong Kong SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange"):

				Percentage in	Percentage in
				the relevant	total
Name of substantial	Class of	Number of		class of issued	share capital
shareholder	shares	shares held	Capacity	share capital	in issue

Chinalco	A shares	5,656,357,299 (L)	Beneficial owner and	59.04%(L)	41.82%(L)
		(Note 1)	interests of controlled
corporations

China Cinda Asset	A shares	900,559,074 (L)	Beneficial owner	9.40%(L)	6.66%(L)
Management Corporation

China Construction Bank	A shares	709,773,136 (L)	Beneficial owner	7.41%(L)	5.25%(L)
Corporation

Guokai Financial Limited	A shares	554,940,780 (L)	Beneficial owner	5.79%(L)	4.10%(L)
Company

Templeton Asset	H shares	603,430,475 (L)	Investment manager	15.30%(L)	4.46%(L)
Management Ltd.

Blackrock, Inc.	H shares	331,199,712(L)	Interests of controlled	8.40%(L)	2.45%(L)
corporations
		33,492,246(S)		0.85%(S)	0.25%(S)
(Note 2)

Morgan Stanley	H shares	209,616,838(L)	Interests of controlled	5.31%(L)	1.55%(L)
corporations
		194,605,479(S)		4.93%(S)	1.44%(S)
(Note 3)

(L)	The letter "L" denotes a long position.

(S)	The letter "S" denotes a short position.

Notes:

1.

These interests included a direct interest of 5,214,407,195 A shares held by Chinalco, and an aggregate interests in 441,950,104 A shares held by various controlled corporations which are subsidiaries of Chinalco, comprising 351,217,795 A shares held by Baotou Aluminum (Group) Co., Ltd., 79,472,482 A shares held by Lanzhou Aluminum Factory, 4,119,573 A shares held by Guiyang Aluminum Magnesium Design and Research Institute and 7,140,254 A shares held by Shanxi Aluminum Plant.

2.	These interests were held directly by various corporations controlled by Blackrock, Inc..

Among the aggregate interests in the long position in H shares, 2,000 H shares were held by way of derivative instrument.

Among the aggregate interests in the short position in H shares, 1,764 H shares were held by way of derivative instrument.

3.	These interests were held directly by various corporations controlled by Morgan Stanley.

Among the aggregate interests in the long position in H shares, 144,570,337 H shares were held by Morgan Stanley & Co, Inc., 59,743,301 H shares were held by Morgan Stanley & Co. International plc., 4,241,200 H shares were held by Morgan Stanley Smith Barney LLC, 590,000 H shares were held by Mitsuibishi UFJ Morgan Stanley Securities and 472,000 H shares were held by Morgan Stanley Capital (Luxembourg) S.A..

Among the aggregate interests in the short position in H shares, 136,500,237 H shares were held by Morgan Stanley & Co, Inc., 56,183,492 H shares were held by Morgan Stanley & Co. International plc., 1,056,000 H shares were held by Mitsuibishi UFJ Morgan Stanley Securities, 150,000 H shares were held by Morgan Stanley Financial Products Inc., 227,150 H shares were held by Morgan Stanley Capital Services Inc., 460,600 H shares were held by Morgan Stanley Capital (Cayman Islands) Limited and 28,000 H shares were held by Morgan Stanley Hong Kong Securities Limited.

Save as disclosed above and so far as the Directors are aware, as of 30 June 2010, no other person had an interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Hong Kong SFO and as recorded in the register required to be kept under section 336 of the Hong Kong SFO, or was otherwise a substantial shareholder of the Company.

CHANGES IN SHARE CAPITAL

There is no change in share capital during the reporting period.

APPROVAL OF CHANGES IN SHAREHOLDING

Not applicable.

TOTAL NUMBER OF SHAREHOLDERS AT THE END OF THE REPORTING PERIOD

589,342 (including 588,530 holders of A shares and 812 holders of H shares (registered shareholders)).

SHAREHOLDINGS OF THE TOP TEN SHAREHOLDERS

Unit: share

				Increase/	Number
				decrease of	of shares	Number of
		Percentage	Total	shares in the	held subject	shares
Name of	Nature of	of total	number of	reporting	to trading	pledged
shareholder	shareholder	issued shares	shares held	period	moratorium	or frozen
		(%)

Chinalco#	State-owned	38.56	5,214,407,195		5,214,407,195	Nil
HKSCC Nominees Limited	Overseas legal	29.04	3,927,821,907	Decreased by		Nil
	person			1,209,935
China Cinda Asset	State-owned	6.66	900,559,074			Nil
Management Corporation
China Construction Bank	State-owned	5.25	709,773,136			Nil
Corporation	legal person
Guokai Financial Limited Company	State-owned	4.10	554,940,780			Nil
	legal person
Baotou Aluminum (Group)	State-owned	2.60	351,217,795		351,217,795	Nil
Co., Ltd.	legal person
Lanzhou Aluminum Factory	State-owned	0.59	79,472,482		79,472,482	Nil
	legal person
Guizhou Provincial Materials	State-owned	0.54	72,800,000			58,277,239
Development and	legal person					(pledged)
Investment Corporation
Guangxi Investment (Group)	State-owned	0.40	54,433,203	Increased by		3,158,469
Co., Ltd.				8,592,676		(frozen)
ICBC - Shanghai 50 ETF	Domestic non	0.15	20,685,919	Increased by		Nil
Securities	state-owned			1,982,946
Investment Fund	legal person

#	This figure does not include the A shares indirectly held by Chinalco through its subsidiaries.

PARTICULARS OF TOP TEN HOLDERS OF SHARES NOT SUBJECT TO TRADING MORATORIUM

Unit: share

	Number of shares
	held (not subject
	to trading
Name of shareholder	moratorium)	Class of shares

HKSCC Nominees Limited	3,927,821,907	Overseas listed foreign invested shares
China Cinda Asset Management Corporation	900,559,074	Renminbi ordinary shares
China Construction Bank Corporation	709,773,136	Renminbi ordinary shares
Guokai Financial Limited Company	554,940,780	Renminbi ordinary shares
Guizhou Provincial Materials Development and
Investment Corporation	72,800,000	Renminbi ordinary shares
Guangxi Investment Group Co., Ltd.	54,433,203	Renminbi ordinary shares
ICBC - Shanghai 50 ETF Index Securities
Investment Fund	20,685,919	Renminbi ordinary shares
Bank of Communications
- Yi Fang Da 50 Index Security Investment Fund	18,000,424	Renminbi ordinary shares
Guotai Junan - China Construction Bank
- The Hong Kong and
Shanghai Banking Corporation Ltd	15,970,871	Renminbi ordinary shares
UBS AG	15,341,848	Renminbi ordinary shares

PARTICULARS OF SHARES HELD BY TOP TEN HOLDERS OF SHARES SUBJECT TO TRADING MORATORIUM AND THE TERMS OF THE TRADING MORATORIUM

Particulars of shares subject to trading moratorium available for listing and trading

Unit: share

		Number of	Expiry date
		A shares	of trading
		subject to trading	moratorium and
No.	Name of Shareholder	moratorium	time for listing	Terms of trading moratorium

1.	Chinalco	5,214,407,195	4 January 2011	No transfer within three years
				from 30 April 2007. The trading
				moratorium is deferred to
				4 January 2011 following the
				merger of Baotou Aluminum
				at the end of 2007.

2.	Baotou Aluminum	351,217,795	4 January 2011	No transfer within three years
	(Group) Co., Ltd.			from 4 January 2008

3.	Lanzhou Aluminum	79,472,482	4 January 2011	No transfer within three years from
	Factory			30 April 2007. The trading
				moratorium is deferred to
				4 January 2011 following the
				merger of Baotou Aluminum at
				the end of 2007.

4.	Guiyang Aluminum and	4,119,573	4 January 2011	No transfer within three years
	Magnesium Design and			from 4 January 2008.
	Research Institute

DIRECTORS', CHIEF EXECUTIVE'S AND SUPERVISORS' INTERESTS IN SHARES

As of 30 June 2010, none of the Directors, Chief Executive, President or Supervisors and their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Hong Kong SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the Hong Kong SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies. For the six months ended 30 June 2010, none of the Directors, Chief Executive, Supervisors, senior management or their spouses or children under the age of 18 was given the right to acquire any shares in or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO).

REPURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries purchased or sold any of its shares for the six months ended 30 June 2010.

CHARGE ON GROUP ASSETS

As of 30 June 2010, the Group pledged assets amounting to RMB1,716 million in aggregate, including property, plant and equipment, land use rights and inventories, for bank loans. The Group pledged notes receivable of RMB40 million for the issuance of bank acceptance drafts.

EXTERNAL GUARANTEES PROVIDED BY THE COMPANY

As of 30 June 2010, the balance of external guarantees provided by the Company aggregated to RMB1,479,929,692.50, details of which are set out as follows:

The Company provided guarantee of RMB1,120,000,000 for long-term borrowings made to Shanxi Huaze Aluminum and Power Co., Ltd ("Shanxi Huaze"). In 2004, the Company and China Construction Bank, Shanxi Aluminum Plant Subbranch entered into a Guarantee Contract, whereby the Company provided several responsibility guarantee for the loan of RMB1,120,000,000 made to Shanxi Huaze, a controlling subsidiary of the Company. The guarantee would expire two years upon the expiry of the debt performance period under the principal contract.

The Company provided guarantee of RMB359,929,692.50 for short-term borrowings and letters of credit to China Aluminum International Trading Corporation Limited, a controlling subsidiary of the Company, of which the Group provided guarantee of RMB300,000,000 for short-term borrowings and RMB59,929,692.50 for letters of credit.

CORPORATE GOVERNANCE

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Relevant Employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and internal control guidelines, and is of the view that, except for the roles of Chairman and CEO performed by the same person, such documents have incorporated most of the principles and code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules") and the Internal Control Guidelines stipulated by the Shanghai Stock Exchange.

During the reporting period, except for the roles of Chairman and CEO being performed by the same person, the Board is of the opinion that the Company has complied with the code provisions of the CG Code and the requirements under the Internal Control Guidelines stipulated by the Shanghai Stock Exchange. The Board is of the view the arrangement that the roles of Chairman and CEO being performed by the same person enables better coordination between the Board and the management, which is beneficial for the long term development of the Company's business.

CODE OF CONDUCT REGARDING SECURITIES TRANSACTIONS BY THE DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES

The Company has adopted a Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Relevant Employees (the "Required Standards") on terms no less exacting than the required standard of dealings set out in the "Model Code for Securities Transactions by Directors of Listed Companies" in Appendix 10 of the Hong Kong Listing Rules. Specific employees who are likely to be in possession of unpublished price sensitive information of the Group are also subject to compliance with the Required Standards. All Directors, Supervisors and Relevant Employees, upon specific enquiries, have confirmed that they have complied with the Required Standards during the six months ended 30 June 2010.

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference based on the guidelines recommended by the Hong Kong Institute of Certified Public Accountants. The primary duties of the audit committee are to review the financial report of the Company, review the appointment of independent auditor, approve the auditing and provide audit-related services as well as provide supervision over the internal financial reporting process and management policies of the Group.

From 1 January 2010 to 22 June 2010, the Audit Committee of the third session of the Board of the Company consists of four independent non-executive Directors, namely Mr. Zhu Demiao, Mr. Kang Yi, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui. Mr. Zhu Demiao is the Chairman of the Committee.

On the first meeting of the fourth session of the Board of the Company held on 22 June 2010, the Company considered and approved the appointment of Mr. Zhu Demiao, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui as the members of the Audit Committee of the fourth session of the Board of the Company and Mr. Zhu Demiao is the Chairman of the Committee.

The Audit Committee and the management have reviewed the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial statements matters including the review of the unaudited consolidated interim financial information for the six months ended 30 June 2010.

SIGNIFICANT EVENTS

1.	CORPORATE GOVERNANCE

The Company has strictly complied with the requirements of the Company Law of the People's Republic of China (the "Company Law"), Securities Law of the People's Republic of China ("Securities Law"), relevant provisions of China Securities Regulatory Commission and Shanghai Stock Exchange Listing Rules ("Shanghai Stock Exchange Listing Rules") and seriously performed its corporate governance obligations in line with the requirements of relevant documents issued by China Securities Regulatory Commission. In addition, except for the roles of Chairman and CEO being performed by the same person, the Company has strictly complied with the Hong Kong Listing Rules in relation to corporate governance.

The Company will continue to be in strict compliance with the requirements of the regulatory bodies including China Securities Regulatory Commission, Beijing Securities Regulatory Bureau and Shanghai Stock Exchange. The Company will consistently optimize every measures of corporate governance in compliance with regulations and under strict self-regulations to further enhance the corporate governance and internal control system of the Company. Aiming at protecting the interest of shareholders of the Company, the Company will maintain consistency, stability and healthy development to bring returns to the society and shareholders with prominent results. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has been completely separated from its controlling shareholder in terms of business, staff, assets and finance. The Company has independent and complete business and has the ability to operate on its own.

2.	ASSETS TRANSACTIONS

There was no asset transaction during the reporting period.

3.	DISTRIBUTION OF FINAL DIVIDEND FOR THE YEAR 2009

There was no distribution of final dividend for the year ended 31 December 2009 during the reporting period.

There was no declaration of final dividend for the year 2009 in 2010.

4.	MATERIAL LITIGATION AND ARBITRATION

There was no material litigation and arbitration during the reporting period.

5.	MATERIAL CONNECTED TRANSACTIONS OF THE GROUP DURING THE REPORTING PERIOD

Connected transaction related to daily operations

During the reporting period, the total amount of major and continuing connected transactions between the Group and related parties was approximately RMB14.3 billion, of which purchase transactions amounted to RMB8.2 billion and sales transactions amounted to RMB6.1 billion (including product sales and service provision).

All the above connected transactions occurred during the reporting period have been conducted under the relevant agreements which have been announced. Continuing connected transactions of the Group were mainly transactions between the Company and Chinalco.

6.	PERFORMANCE OF UNDERTAKINGS

The undertakings during or subsisting to the reporting period made by Chinalco are as follows:

During the A share issue, Chinalco undertook to sell to the Company the pseudo-boehmite business within a certain period of time following the listing of the Company's A shares.

In respect of the above matters, Chinalco's performance of the undertakings is as follows:

Both Shanxi Aluminum Plant, a wholly-owned company of Chinalco, and the Shandong branch of the Company had minor activities in the pseudo-boehmite market. However, as the pseudo-boehmite business was not among the principal activities of the Company, that revenue from this segment made up an insignificant portion of the Company's revenue and the sales locations of pseudo-boehmite of Shandong branch and Shanxi Aluminum Plant were different, the competition between Chinalco and the Company in respect of pseudo-boehmite business is limited. Up to now, since various aspects including profitability and relationship with respect to interest titles of the pseudo-boehmite business of Chinalco have yet to fulfill the requirements for injection to the listed company, the Company will complete the acquisition of the business when condition becomes mature.

Apart from non-performance of the undertaking in relation to injection of the pseudo-boehmite business to the Company's portfolio due to objective factors, other undertakings of Chinalco have been duly performed.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
23 August 2010

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary